UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Freshworks Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

358054104

(CUSIP Number)

SC US (TTGP), Ltd.

2800 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention: Douglas M. Leone

Telephone: (650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

March 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS, L.P. (“SC GGF III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,482,653, of which 18,597,350 shares are Class B Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,482,653, of which 18,597,350 shares are Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS MANAGEMENT, L.P. (“SC GGF III MGMT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC US (TTGP), LTD. (“SC US TTGP”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. SCI INVESTMENTS V (“SCI INVESTMENTS V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,033,920, of which 12,033,920 are Class B shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,033,920, of which 12,033,920 are Class B shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,033,920
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.4%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. SEQUOIA CAPITAL INDIA V LTD. (“SEQUOIA CAPITAL INDIA V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

12,033,920, of which 12,033,920 are Class B shares directly owned by SCI INVESTMENTS V. The sole shareholders of SCI INVESTMENTS V are SEQUOIA CAPITAL INDIA V and SC INDIA PRINCIPALS FUND V.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

12,033,920, of which 12,033,920 are Class B shares directly owned by SCI INVESTMENTS V. The sole shareholders of SCI INVESTMENTS V are SEQUOIA CAPITAL INDIA V and SC INDIA PRINCIPALS FUND V.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,033,920
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.4%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. SC INDIA PRINCIPALS FUND V LTD. (“SC INDIA PRINCIPALS FUND V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

12,033,920, of which 12,033,920 are Class B shares directly owned by SCI INVESTMENTS. The sole shareholders of SCI INVESTMENTS V are SEQUOIA CAPITAL INDIA V and SC INDIA PRINCIPALS FUND V.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

12,033,920, of which 12,033,920 are Class B shares directly owned by SCI INVESTMENTS V. The sole shareholders of SCI INVESTMENTS V are SEQUOIA CAPITAL INDIA V and SC INDIA PRINCIPALS FUND V.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,033,920
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.4%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. SCI GROWTH INVESTMENTS III-1 (“SCI GROWTH III-1”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,596,772
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,596,772

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,596,772
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. SEQUOIA CAPITAL INDIA GROWTH FUND III LTD. (“SEQUOIA CAPITAL INDIA GROWTH III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

2,596,772, of which 2,596,772 are Class A shares directly owned by SCI Growth III-1. Sequoia Capital India Growth III and SC India Principals Growth III are the sole shareholders of SCI Growth III-1.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

2,596,772, of which 2,596,772 are Class A shares directly owned by SCI Growth III-1. Sequoia Capital India Growth III and SC India Principals Growth III are the sole shareholders of SCI Growth III-1.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,596,772
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. SC INDIA PRINCIPALS GROWTH FUND III LTD. (“SC INDIA PRINCIPALS GROWTH III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

2,596,772, of which 2,596,772 are Class A shares directly owned by SCI Growth III-1. Sequoia Capital India Growth III and SC India Principals Growth III are the sole shareholders of SCI Growth III-1.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

2,596,772, of which 2,596,772 are Class A shares directly owned by SCI Growth III-1. Sequoia Capital India Growth III and SC India Principals Growth III are the sole shareholders of SCI Growth III-1.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,596,772
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. DOUGLAS LEONE (“DL”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) IN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. ROELOF BOTHA (“RB”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) IN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8%
14.	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the Class B Common Stock, par value $0.00001 per share (“Class B Common Stock”), of Freshworks, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2950 S. Delaware St., Suite 201, San Mateo, CA 94403.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Sequoia Capital Global Growth Fund III – Endurance Partners, L.P., a Cayman Islands limited partnership (“SC GGF III”); (ii) Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P., a Cayman Islands limited partnership (“SC GGF III Management”); (iii) SC US (TTGP), Ltd., a Cayman Islands limited liability company (“SC US TTGP”); (iv) SCI Investments V, a Mauritius limited life company (“SCI Investments V”); (v) Sequoia Capital India V Ltd., a Mauritius limited life company (“Sequoia Capital India V”) ; (vi) SC India Principals Fund V Ltd., a Mauritius limited life company; (vii) SCI Growth Investments III-1 (“SCI Growth III-1”), a Mauritius limited life company (“SC India Principals Fund V”); (viii) Sequoia Capital India Growth Fund III Ltd., a Mauritius limited life company (“Sequoia India Growth Fund III”); (ix) SC India Principals Growth Fund III Ltd., a Mauritius limited life company (“SC India Principals Growth III”); (x) Douglas Leone, a citizen of the USA (“DL”); and (xi) Roelof Botha, a citizen of the USA (“RB”). The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of the Reporting Persons is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(c) The principal occupation or employment of each of SC GGF III, SCI Investments V and SCI Growth III-1 is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SC GGF III MGMT is to serve as general partner of SC GGF III. The principal occupation or employment of each of Sequoia Capital India V Ltd. and SC India Principals Fund V is to serve as the sole shareholders of SCI Investments V. The principal occupation or employment of each of Sequoia Capital India Growth III and SC India Principals Growth III is to serve as the sole shareholders of SCI Growth III-1. The principal occupation or employment of SC US (TTGP) is to serve as general partner of SC GGF III MGMT and certain affiliated vehicles. RB and DL are engaged through private investment entities in acquiring, holding and disposing of interests in various companies for investment purposes.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SC GGF III, SC GGF III Management and SC US (TTGP) are each organized under the laws of the Cayman Islands. SCI Investments V, Sequoia Capital India V, SC India Principals Fund V, SCI Growth III-1, Sequoia India Growth Fund III and SC India Principals Growth III are organized under the laws of Mauritius. DL and RB are citizens of the USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

Immediately prior to the consummation of the Company’s initial public offering, the Reporting Persons owned 7,517,470 shares of Series A Convertible Preferred Stock, 4,026,630 shares of Series G Convertible Preferred Stock and 3,758,740 shares of Series H Convertible Preferred Stock (together, the “Preferred Convertible Stock”) and 3,294,510 shares of Class B Common Stock for which they paid an aggregate total of $194,000,030. Upon consummation of the Company’s initial public offering, the Preferred Convertible Stock held by the Reporting Persons were converted into 30,631,270 shares of Class B Common Stock. The Reporting Persons also acquired 5,482,075 shares of Class A Common Stock through open market purchases following the Company’s initial public offering, for which they paid an aggregate total of $94,999,903.31. The funds for the Reporting Persons’ purchase of the Preferred Convertible Stock and Class A Common Stock were capital contributions by the partners of such Reporting Persons and the available funds of such entities.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management and members of the Board regarding the Company, including, but not limited to, the Company’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Class B Common Stock and the percentage of total outstanding Class B Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Common Stock in this Statement are based upon the 71,656,433 shares of Class A Common Stock stated to be outstanding as of February 16, 2022, as reported in the Company’s Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2022. The Reporting Persons may be deemed to beneficially own an aggregate of 5,482,075 shares of Class A Common Stock and 30,631,270 shares of Class B Common Stock and , which constitutes approximately 35.3% of the Company’s Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC GGF III beneficially owns 2,885,303 shares of Class A Common Stock and 18,597,350 shares of Class B Common Stock, which represents approximately 23.8% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC GGF III Management, as the general partner of SC GGF III, may be deemed to beneficially own an aggregate of 21,482,653 shares of Class A Common Stock, of which 18,597,350 are shares of Class B Common Stock, which represents approximately 23.8% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of SC GGF III Management may be deemed to beneficially own an aggregate of 21,482,653 shares of Class A Common Stock, of which 18,597,350 are shares of Class B Common Stock,, which represents approximately 23.8% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCI Investments V beneficially owns 12,033,920 shares of Class A Common Stock, of which 12,033,920 are shares of Class B Common Stock, which represents approximately 14.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital India V and SC India Principals Fund V, as the sole shareholders of SCI Investments V, may be deemed to beneficially own 12,033,920 shares of Class A Common Stock, of which 12,033,920 are shares of Class B Common Stock, which represents approximately 14.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCI Growth III-1 beneficially owns 2,596,772 shares of Class A Common Stock, which represents approximately 3.6% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital India Growth III and SC India Principals Growth III, as the sole shareholders of SCI Growth III-1, may be deemed to beneficially own 12,033,920 shares of Class A Common Stock, of which 12,033,920 are shares of Class B Common Stock, which represents approximately 14.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

DL and RB are the directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III. SC US TTGP is the general partner of SC GGF III Management, which is the general partner of SC GGF III. As such, DL and RB may be deemed to beneficially own an aggregate of 21,482,653 shares of Class A Common Stock, of which 18,597,350 are shares of Class B Common Stock, which represents approximately 23.8% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except as described in Item 3 above and in this Item 5(c), the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days. Annex A attached hereto sets forth the transactions in the Class A Common Stock that were effected during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On December 16, 2019, SCI Investments V and SC GGF III entered a Seventh Amended and Restated Investors’ Rights Agreement with the Company and certain of its other shareholders (the “A&R IRA”). The A&R IRA provides SCI Investments V, SC GGF III and the other shareholders party thereto with certain demand rights and piggyback registration rights, subject to certain requirements and customary conditions. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form A&R IRA, a copy of which is included as Exhibit 99.2 and incorporated herein by reference.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Joint Filing Agreement dated as of March 21, 2022, by and among SC GGF III, SC GGF III Management, SC US (TTGP), SCI Investment V, Sequoia Capital India V, SC India Principals Fund V, SCI Growth III-1, Sequoia Capital India Growth III, SC India Principals Growth III, DL and RB.

99.2	Seventh Amended and Restated Investors’ Rights Agreement by and among Freshworks Inc. and certain of its stockholders, dated December 16, 2019 (incorporated by reference to the registration statement on Form S-1 (File No. 333-259118) filed by the Company with the Securities and Exchange Commission on August 27, 2021).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 21, 2022

Sequoia Capital Global Growth Fund III – Endurance Partners, LP

By:	SCGGF III –Endurance Partners Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

Sequoia Capital Growth Fund III—Endurance Partners Management, L.P.

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Director

SC US (TTGP), Ltd.

By:	/s/ Douglas Leone
Douglas Leone, Director

SCI Investments V

By: Sequoia Capital India V Ltd. and SC India Principals Fund V Ltd., its sole shareholders

By:	/s/ Dilshaad Rajabalee
Dilshaad Rajabalee, Authorized Signatory

Sequoia Capital India V Ltd.

By:	/s/ Dilshaad Rajabalee
Dilshaad Rajabalee, Authorized Signatory

SC India Principals Fund V Ltd.

By:	/s/ Dilshaad Rajabalee
Dilshaad Rajabalee, Authorized Signatory

SCI Growth Investments III-1

By:	/s/ Arunagirinatha Runghien
Arunagirinatha Runghien, Authorized Signatory

Sequoia Capital India Growth Fund III Ltd.

/s/ Arunagirinatha Runghien
Arunagirinatha Runghien, Authorized Signatory

SC INDIA PRINCIPALS GROWTH FUND III LTD.

/s/ Arunagirinatha Runghien
Arunagirinatha Runghien, Authorized Signatory

Annex A

Transactions in Common Stock

(60-day period ended March 21, 2022)

Reporting Person	Trade Date	Amount	Trade Price		Buy/Sell	Execution Type
SCI Growth Investments III	3/11/2022	1,220,344	$17.2933	(1)	Buy	Nasdaq
SCGGF III—Endurance Partners L	3/11/2022	1,355,852	$17.2933	(1)	Buy	Nasdaq
SCI Growth Investments III-1	3/11/2022	119,706	$17.924	(2)	Buy	Nasdaq
SCGGF III—Endurance Partners LP	3/11/2022	132,998	$17.924	(2)	Buy	Nasdaq
SCI Growth Investments III-1	3/14/2022	410,598	$16.9479	(3)	Buy	Nasdaq
SCGGF III—Endurance Partners LP	3/14/2022	456,191	$16.9479	(3)	Buy	Nasdaq
SCI Growth Investments III-1	3/14/2022	188,644	$17.7126	(4)	Buy	Nasdaq
SCGGF III—Endurance Partners LP	3/14/2022	209,592	$17.7126	(4)	Buy	Nasdaq
SCI Growth Investments III-1	3/15/2022	657,480	$17.2518	(5)	Buy	Nasdaq
SCGGF III—Endurance Partners LP	3/15/2022	730,670	$17.2518	(5)	Buy	Nasdaq

(1)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $16.8500 to $17.8400. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(2)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $17.8500 to $18.0000. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(3)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $16.4600 to $17.4500. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(4)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $17.4600 to $18.0000. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(5)

The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $16.5600 to $17.5000. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.